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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              dj Orthopedics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   23325G 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]  Rule 13d-1(b)

                  [ ]  Rule 13d-1(c)

                  [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



SEC 1745 (02-02)

                                  SCHEDULE 13G


ISSUER: dj Orthopedics, Inc.                              CUSIP NO.: 23325G 10 4

--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        J.P. Morgan Partners (23A SBIC), LLC
        13-3986302
        ------------------------------------------------------------------------
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
            --------------------------------------------------------------------
        (b)
            --------------------------------------------------------------------
--------------------------------------------------------------------------------
   3.   SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
   4.   Citizenship or Place of     J.P. Morgan Partners (23A SBIC), LLC is
        Organization                organized under the laws of the State of
                                    Delaware.
                                    --------------------------------------------
--------------------------------------------------------------------------------
                           5.   Sole Voting Power  214,140 shares of Common
                                                   Stock
                                                   -----------------------------
                        --------------------------------------------------------
                           6.   Shared Voting Power  0 shares of Common Stock
  Number of Shares                                   ---------------------------
  Beneficially          --------------------------------------------------------
  Owned by Each            7.   Sole Dispositive Power  214,140 shares of Common
  Reporting Person                                      Stock
  With:                                                 ------------------------
                        --------------------------------------------------------
                           8.   Shared Dispositive Power  0 shares of Common
                                                          Stock
                                                          ----------------------
                        --------------------------------------------------------
--------------------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by
        Each Reporting Person                    214,140 shares of Common Stock
                                                 -------------------------------
--------------------------------------------------------------------------------
  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
  11.   Percent of Class Represented by Amount in Row (9)  1.2%
                                                           ---------------------
--------------------------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------





SEC 1745 (02-02)

                                  SCHEDULE 13G


ISSUER: dj Orthopedics, Inc.                              CUSIP NO.: 23325G 10 4

--------------------------------------------------------------------------------
   1.   Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        J.P. Morgan DJ Partners, LLC
        52-2157538
        ------------------------------------------------------------------------
--------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)  X
             -------------------------------------------------------------------
        (b)
             -------------------------------------------------------------------
--------------------------------------------------------------------------------
   3.   SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------
   4.   Citizenship or Place of     J.P. Morgan DJ Partners, LLC is
        Organization                organized under the laws of the State of
                                    Delaware.
                                    --------------------------------------------
--------------------------------------------------------------------------------
                           5.   Sole Voting Power  8,167,512 shares of Common
                                                   Stock
                                                   -----------------------------
                        --------------------------------------------------------
                           6.   Shared Voting Power  0 shares of Common Stock
  Number of Shares                                   ---------------------------
  Beneficially          --------------------------------------------------------
  Owned by Each            7.   Sole Dispositive Power  8,167,512 shares of
  Reporting Person                                      Common Stock
  With:                                                 ------------------------
                        --------------------------------------------------------
                           8.   Shared Dispositive Power  0 shares of Common
                                                          Stock
                                                          ----------------------
                        --------------------------------------------------------
--------------------------------------------------------------------------------
   9.   Aggregate Amount Beneficially Owned by
        Each Reporting Person                   8,167,512 shares of Common Stock
                                                --------------------------------
--------------------------------------------------------------------------------
  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
  11.   Percent of Class Represented by Amount in Row (9)  45.7%
                                                           ---------------------
--------------------------------------------------------------------------------
  12.   Type of Reporting Person (See Instructions)

        OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------





SEC 1745 (02-02)

                                  SCHEDULE 13G


ISSUER: dj Orthopedics, Inc.                              CUSIP NO.: 23325G 10 4


ITEM 1.

          a.   The name of the issuer is dj Orthopedics, Inc. (the "Issuer")

          b. The principal executive office of the Issuer is located at 2985 Scott Street, Vista, CA 92083


ITEM 2.

          a.   J.P. Morgan Partners (23A SBIC), LLC
               J.P. Morgan DJ Partners, LLC

               Supplemental information relating to the ownership and control of the persons filing this statement is included in Exhibit 2(a) attached hereto.

          b.   c/o J.P. Morgan Partners, LLC
               1221 Avenue of the Americas - 40th Floor
               New York, NY 10020

          c.   Delaware

          d. The class of securities to which the statement relates is Common Stock.

          e.   The CUSIP Number is 23325G 10 4


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240.13d-1(b), OR SS.SS. 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               Not applicable.


ITEM 4.  OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          a.   Amount Beneficially Owned:

               J.P. Morgan Partners (23A SBIC), LLC:        214,140
               J.P. Morgan DJ Partners, LLC               8,167,512

          b.   Percentage of Class:

               J.P. Morgan Partners (23A SBIC), LLC      1.2%
               J.P. Morgan DJ Partners, LLC             45.7%

               Aggregate:                               46.9%
                                                        -----

          c.   Number of shares as to which such person has:




SEC 1745 (02-02)

                                  SCHEDULE 13G


ISSUER: dj Orthopedics, Inc.                              CUSIP NO.: 23325G 10 4


              (i)   sole power to vote or to direct the vote:

               J.P. Morgan Partners (23A SBIC), LLC             214,140
               J.P. Morgan DJ Partners, LLC                   8,167,512

              (ii)  Shared power to vote or direct the vote:

               J.P. Morgan Partners (23A SBIC), LLC           0
               J.P. Morgan DJ Partners, LLC                   0

              (iii) Sole power to dispose or direct the disposition of:

               J.P. Morgan Partners (23A SBIC), LLC             214,140
               J.P. Morgan DJ Partners, LLC                   8,167,512

              (iv)  Shared power to dispose or direct the disposition of:

               J.P. Morgan Partners (23A SBIC), LLC           0
               J.P. Morgan DJ Partners, LLC                   0


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

               Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

               Not applicable.


ITEM 10. CERTIFICATION

               Not applicable.




SEC 1745 (02-02)

                                  SCHEDULE 13G


ISSUER: dj Orthopedics, Inc.                              CUSIP NO.: 23325G 10 4



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                             J.P. MORGAN PARTNERS (23A SBIC), LLC

                             By: J.P. Morgan Partners (23A SBIC Manager), Inc., Its Managing Member

                             By:  /s/ Jeffrey C. Walker
                                  ------------------------------
                                  Name:   Jeffrey C. Walker
                                  Title:  President


                             Date:  February 13, 2003


                             J.P. MORGAN DJ PARTNERS, LLC

                             By:  J.P. Morgan Partners (23A SBIC), LLC,
                                  Its Managing Member

                             By: J.P. Morgan Partners (23A SBIC Manager), Inc., Its Managing Member

                             By:  /s/ Jeffrey C. Walker
                                  ------------------------------
                                  Name:   Jeffrey C. Walker
                                  Title:  President

                             Date:  February 13, 2003














SEC 1745 (02-02)